Filed Pursuant to Rule 424(b)(3)

Registration No. 333-264466

LORD ABBETT CREDIT OPPORTUNITIES FUND
LORD ABBETT FLOATING RATE HIGH INCOME FUND

LORD ABBETT MUNICIPAL OPPORTUNITIES FUND
LORD ABBETT SPECIAL SITUATIONS INCOME FUND

Supplement dated January 14, 2025 to the Prospectuses,

as supplemented to date (the “Prospectuses”), for the Funds

This supplement updates certain information contained in the Prospectuses for the Funds. Please review this important information carefully.

The following paragraph replaces the subsection of the prospectuses titled “Plan of Distribution – Purchasing Shares – Initial Purchases” and supplements and supersedes any information to the contrary in each prospectus.

Initial Purchases. Lord Abbett Distributor acts as an agent for the Fund to work with financial intermediaries that buy and sell Shares of the Fund on behalf of their clients. Generally, Lord Abbett Distributor does not sell Fund Shares directly to investors. Initial purchases of Fund Shares may be made through any financial intermediary that has a sales agreement with Lord Abbett Distributor. Such financial intermediaries are authorized to designate other intermediaries to receive purchase orders on the Fund’s behalf. Unless you are investing in the Fund through a retirement and benefit plan, fee-based program or other financial intermediary, you and your investment professional may fill out the application and send it to the Fund at the address below. To open an account through a retirement and benefit plan, fee-based program or other type of financial intermediary, you should contact your financial intermediary for instructions on opening an account.

The following paragraph replaces the second paragraph in the section of the prospectuses titled “Plan of Distribution – Purchasing Shares – Good Order” and supplements and supersedes any information to the contrary in each prospectus.

Initial and additional purchases of Fund Shares are executed at the NAV next determined after the Fund, its authorized agent or an authorized financial intermediary or such financial intermediary’s authorized designee receives your purchase request in good order. The Fund reserves the right to modify, restrict or reject any purchase order (including exchanges). All purchase orders are subject to acceptance by the Fund.

The following paragraph replaces the first paragraph in the section of the prospectuses titled “Plan of Distribution – Acceptance and Timing of Purchase Orders” and supplements and supersedes any information to the contrary in each prospectus.

A purchase order received by the Fund, its designee or an authorized financial intermediary or such financial intermediary’s authorized designee prior to the New York Stock Exchange (“NYSE”) Close, on a day the NYSE is open for business, together with payment made in one of the ways described above will be priced based on the Fund’s NAV next computed after it is received by the Fund or its financial intermediary or financial intermediary’s authorized designee. An order received after the NYSE Close will be effected at the NAV determined on the next business day. However, orders received by certain retirement plans and other financial firms on a business day prior to the NYSE Close and communicated to the Fund or its designee prior to such time as agreed upon by the Fund and financial firm will be effected at the NAV determined on the business day the order was received by the financial firm. The Fund will be deemed to have received a purchase order when an authorized financial intermediary or, if applicable, a financial intermediary’s authorized designee, receives the order. The Fund is “open for business” on each day the NYSE is open for trading, which excludes the following holidays: New Year’s Day, Martin Luther King, Jr. Day, Presidents’ Day, Good Friday, Memorial Day, Juneteenth National Independence Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. If the NYSE is closed due to weather or other extenuating circumstances on a day it would typically be open for business, the Fund reserves the right to treat such day as a business day and accept purchase orders in accordance with applicable law. In such cases, the Fund would accept purchase and redemption orders until, and calculate its NAV as of, the normally scheduled close of regular trading on the NYSE for that day, so long as Lord Abbett believes there generally remains an adequate market to obtain reliable and accurate market quotations. The Fund reserves the right to close if the primary trading markets of the Fund’s portfolio instruments are closed and the Fund’s management believes that there is not an adequate market to meet purchase requests. On any business day when the Securities Industry and Financial Markets Association recommends that the securities markets close trading early, the Fund may close trading early. Purchase orders will be accepted only on days which the Fund is open for business.

Capitalized terms used in this Supplement shall, unless otherwise defined herein, have the same meaning as given in the Prospectuses.

Please retain this document for your future reference.

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